Calgary, Alberta

June 29, 2010

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. COMPLETES ACQUISITION OF REDCLIFFE EXPLORATION INC.

Paramount Resources Ltd. (“Paramount”) (TSX: POU) is pleased to confirm that its previously announced acquisition of Redcliffe Exploration Inc. (“Redcliffe”) (TSXV: RXP.A) has been completed.  The acquisition solidifies Paramount's significant Peace River Arch land position targeting the Montney and Nikanassin formations at Karr-Gold Creek and adds to Paramount's inventory of high quality liquids-rich gas prospects.

Paramount’s acquisition of Redcliffe was approved earlier today at the annual and special meeting of the shareholders of Redcliffe and accomplished through an amalgamation of Redcliffe and an indirect wholly-owned subsidiary of Paramount.

As a result of the amalgamation, Redcliffe shareholders, other than Paramount, will receive cash consideration of $0.42 per Redcliffe Class A share.  Full particulars of the amalgamation are described in the information circular and proxy statement of Redcliffe dated May 31, 2010.  The Class A shares of Redcliffe are expected to be delisted from and no longer traded on the TSX Venture Exchange as soon as possible.  Redcliffe will also cease to be a reporting issuer under Canadian securities laws subject to the satisfaction of applicable regulatory requirements.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

Suite 4700 Bankers Hall West

888 - 3rd Street SW

Calgary, Alberta T2P 5C5

Phone:

(403) 290-3600

Fax:

(403) 262-7994